

Mail Stop 3561

September 5, 2017

Joe Cala
President and Chief Executive Officer
Cala Corporation
701 North Post Oak Road, Suite 615
Houston, TX 77024

>   **Re: Cala Corporation**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed August 23, 2017**
>   **File No. 000-15109**

Dear Mr. Cala:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

Risk Factors, page 5

1. Given the recent revocation of the registration of your common stock for failure to timely file periodic reports, please add risk factor disclosure to describe any related risks that are material. For example, please describe how any future revocation of the registration of your common stock would impact the market for your securities. In addition, please describe how such revocation would otherwise impact your prospects. In the alternative, please tell us why such risks are not material.

Security Ownership of Certain Beneficial Owners and Management, page 13

2. We note that as part of Exhibit 3.1, you have filed a certificate of designations for Series B 10% Cumulative Convertible Preferred Stock. We also note that the articles of incorporation filed as part of Exhibit 3.1 reference authorized preferred stock. If any shares of preferred stock are issued and outstanding, please provide your analysis as to whether the ownership of such shares is required to be reflected in your beneficial ownership table. Refer to Item 403 of Regulation S-K.

Directors and Executive Officers, page 14

3. We note that in response to prior comment 13, you have added disclosure about the Desist and Refrain Order issued by the State of California. Please expand such disclosure to describe the violations of law found by the California Corporations Commissioner that are identified in such order.

Exhibits

4. We note that in response to our prior comment 15 that requested filing of your articles of incorporation, you have filed several documents as Exhibit 3.1. Please re-file such exhibit to include only the articles of incorporation and amendments that are currently in effect. Refer to Item 601(b)(3)(i) of Regulation S-K. For example, we note that you have included letters from the Oklahoma Tax Commission certifying that you have filed franchise returns.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure